

April 14, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: iShares Trust
        Issuer CIK: 0001100663
        Issuer File Number: 333-92935 / 811-09729
        Form Type: 8-A12B
        Filing Date: April 14, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the iShares iBonds Dec 2035 Term Muni Bond ETF under the Exchange Act of 1934, subject to effective registration.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications